As Filed with the Securities and Exchange Commission on August 19, 1996
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                   ----------

                                 WORLDCOM, INC.
                      (formerly LDDS Communications, Inc.)
             (Exact name of registrant as specified in its charter)

                                     GEORGIA
         (State or other jurisdiction of incorporation or organization)

                                   58-1521612
                      (I.R.S. Employer Identification No.)

                              515 East Amite Street
                         Jackson, Mississippi 39201-2702
                                 (601) 360-8600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            WILLIAM E. ANDERSON, Esq.
                                 WorldCom, Inc.
                              515 East Amite Street
                         Jackson, Mississippi 39201-2702
                                 (601) 360-8600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                        Copies of all correspondence to:

                              R. RANDALL WANG, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                         St. Louis, Missouri 63102-2750
                                 (314) 259-2000
         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                             Proposed maximum    Proposed maximum
              Title of each class of                         Amount to        offering price        aggregate           Amount of
            securities to be registered                    be registered       per unit<F1>     offering price<F1>  registration fee
- ------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value per share                    200,000 shares          $24.75           $4,950,000           $1,707
====================================================================================================================================


<F1> Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices for the Common Stock as reported in The Nasdaq Stock Market (National Market) on August 16, 1996.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS

                                 200,000 Shares

                                 WORLDCOM, INC.

                                  Common Stock

         This Prospectus relates to 200,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of WorldCom, Inc., a Georgia corporation (the "Company"). The Shares are held by Jump, Inc. (the "Selling Shareholder"). See "Selling Shareholder."

         The Company will not receive any proceeds from the sale of Shares by the Selling Shareholder. All expenses incurred in connection with this offering are being borne by the Company, other than any commissions or discounts paid or allowed by the Selling Shareholder to underwriters, dealers, brokers or agents.

         The Selling Shareholder has not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on The Nasdaq Stock Market at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholder and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         The Common Stock is traded on The Nasdaq Stock Market under the symbol "WCOM." The last reported sale price of the Common Stock as reported on The Nasdaq Stock Market on August ____, 1996, was $______ per share.

         For a discussion of certain factors relating to an investment in the Common Stock, see "Investment Considerations" on page 4.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                The date of this Prospectus is August ____, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains an Internet Web site (http://www.sec.gov.) that contains such documents filed electronically by the Company with the Commission by its Electronic Data Analysis and Retrieval System. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed or incorporated by reference as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.


                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company (formerly LDDS Communications, Inc. ("LDDS") and Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K"); (2) the Company's Report by Issuer of Securities Quoted on NASDAQ on Form 10-C dated July 12, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; (3) audited financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 of the network services operations of Williams Telecommunications Group, Inc. ("WilTel"), including WilTel, Inc., WilTel Undersea Cable, Inc. and WilTel International Inc., which were wholly owned subsidiaries of WilTel (collectively "WilTel Network Services"), included in the Company's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) (filed September 8, 1994) (as amended by Current Reports on

Form 8-K/A filed November 17, 1994, November 28, 1994 and April 19, 1995); and
(4) the description of the Company's (formerly LDDS' and Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in Amendment No. 2 of Resurgens' Registration Statement on Form S-4 (File No. 33-62746), as declared effective by the Commission on August 11, 1993, which includes the Joint Proxy Statement/Prospectus (the "1993 Joint Proxy Statement/Prospectus") with respect to Resurgens' Annual Meeting of Shareholders held on September 14, 1993, under the following captions: "Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 1 Preferred Stock," "-- Description of the Series 2 Preferred Stock," "-- Special Redemption Provisions," "Information Regarding Resurgens -- Description of Resurgens Capital Stock," and "-- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," and as further updated by the Company's Annual Report on Form 8-K dated and filed August 14, 1995.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall hereby be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of these documents (excluding exhibits unless such exhibits are specifically incorporated by reference into the information incorporated herein) will be provided by first class mail without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person to WorldCom, Inc., 515 East Amite Street, Jackson, Mississippi 39201-2702, Attention: Scott D. Sullivan, Chief Financial Officer (telephone: (601) 360-8600).

         No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholder or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            INVESTMENT CONSIDERATIONS

         The following factors should be carefully considered in evaluating the Company and its business before purchasing any of the Shares offered hereby. Capitalized terms used and not defined herein have the same meanings ascribed to them in the 1995 Form 10-K.

         An investment in the Common Stock involves a high degree of risk. Prospective investors should carefully consider the following investment considerations, together with the other information contained in or incorporated by reference into this Prospectus, in evaluating the Company and its business before purchasing shares of Common Stock. In particular, prospective investors should note that this Prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and that actual results could differ materially from those contemplated by such statements. The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.


Risks of Financial Leverage; Debt Service, Interest Rate Fluctuations, Possible Reduction in Liquidity, Dividend Restrictions, and Other Restrictive Covenants

         The Company has a high degree of leverage. At June 30, 1996, the Company reported $3.3 billion of long-term debt (including capital leases and excluding current maturities) and a long-term debt to equity ratio of 1.6 to
1.0. On June 28, 1996, the Company replaced its then existing $3.41 billion credit facilities with a new $3.75 billion five-year revolving credit facility (the "Credit Facility"). Borrowings under the Credit Facility bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates, economic downturns, and other adverse developments, including factors beyond the Company's control, could impair its ability to service its indebtedness under the Credit Facility. In addition, the cash flow required to service the Company's debt may reduce its ability to fund internal growth, additional acquisitions and capital improvements. In addition, the Credit Facility restricts the payment of cash dividends and otherwise limits the Company's financial flexibility.

         The Company is committed to a priority plan of accelerating operating cash flow to reduce debt. Additional capital availability may be generated through a combination of commercial bank debt and public market debt. Successful execution of the priority plan would provide continued compliance with required operating ratio covenants, improved interest rate spread pricing, and would eliminate any type of equity financing other than equity issued in connection with acquisitions. No assurance can be given that the Company will achieve its priority plan.


Acquisition Integration

         A major portion of the Company's growth in recent years has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally perceived by management of the acquiror, while the acquiror continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness by the acquiror in order to effect the acquisition and the consequent need to service that indebtedness. In addition, the issuance of stock in connection with acquisitions dilutes the voting power and may dilute certain other interests of existing shareholders. In carrying out its acquisition strategy, the Company attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but such unexpected liabilities may nevertheless accompany acquisitions. There can be no assurance that the Company will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.


Contingent Liabilities

         The Company is subject to a number of legal and regulatory proceedings, including certain legal proceedings pending against IDB Communications Group, Inc. ("IDB") prior to its merger with a wholly owned subsidiary of WorldCom on December 29, 1994 (the "IDB Merger"). While the Company believes that the probable outcome of these matters, or all of them combined, will not have a material adverse effect on the Company's consolidated results of operations or financial position, no assurance can be given that a contrary result will not be obtained. See Item 3 "Legal Proceedings" contained in the 1995 Form 10-K which is hereby incorporated herein by reference.

         In addition to a number of other pending legal proceedings, on May 23, 1994, Deloitte & Touche LLP ("Deloitte") resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors. On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994 to eliminate approximately $6.0 million of pre-tax income, approximately $5.0 million of which related to a sale of transponder capacity and approximately $1.0 million of which related to purchase accounting adjustments and on August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items. Certain of these items were among those as to which Deloitte had expressed disagreement. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

         IDB is a party to indemnification agreements with IDB's former officers and directors, certain selling shareholders and certain underwriters. IDB's former officers and directors are not covered by any applicable liability insurance. The Company has agreed to provide indemnification to IDB's officers and directors under certain circumstances pursuant to the agreement relating to the IDB Merger.

         On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls and trading in IDB securities on the basis of non-public information. The Commission has issued subpoenas to IDB and others, including certain former officers of IDB, in connection with its investigation. The National Association of Securities Dealers, Inc. ("NASD") and other self-regulatory bodies have also made inquiries of IDB concerning similar matters.

         The U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's 1994 first quarter results, the Deloitte resignation, trading in IDB securities and other matters, including information concerning certain entities in which certain former officers of IDB are personal investors and transactions between such entities and IDB. IDB has been informed that a criminal investigation has commenced. The U.S. Attorney's Office for the Central District of California issued a grand jury subpoena to the Company arising out of the same investigation seeking certain documents relating to IDB.

         The outcome of any of the foregoing litigation or investigations, or of other pending legal proceedings, has not been determined. See Item 3 - "Legal Proceedings" contained in the Company's 1995 Form 10-K for more information regarding the foregoing litigation and investigations, as well as other pending legal proceedings.


Risks of International Business

         As a result of the IDB Merger, the Company derives substantial revenues by providing international communication services primarily to customers headquartered in the United States. Such operations are subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs or taxes and other trade barriers and political and economic instability. In addition, such revenues and cost of sales are sensitive to changes in international settlement rates. International rates may decrease in the future due to aggressiveness on the part of existing carriers, aggressiveness on the part of new entrants into niche markets, the widespread resale of international private lines, the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new transatlantic and transpacific fiber optic cables.


Dependence on Availability of Transmission Facilities

         The future profitability of the Company will be dependent in part on its ability to utilize transmission facilities leased from others on a cost-effective basis. The recent acquisitions of WilTel and IDB have reduced the leasing risk through the ownership of significant domestic and international assets, however, due to the possibility of unforeseen changes in industry conditions, the continued availability of leased transmission facilities at historical rates cannot be assured. See Item 1 - "Business -- Transmission Facilities" contained in the 1995 Form 10-K which is hereby incorporated herein by reference.


Regulation Risks

         The Company is subject to extensive regulation at the federal and state levels, as well as in various foreign countries in connection with certain overseas business activities. The regulatory environment varies substantially by jurisdiction.

         The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. There can be no assurance that future regulatory changes will not have a material adverse impact on the Company. Recent developments include, without limitation, enactment of legislation that modifies the 1982 AT&T divestiture decree's (the "AT&T Divestiture Decree") restrictions on the provision of long distance services between local access and transport areas ("LATAs"), as defined in the AT&T Divestiture Decree, by the Bell Operating Companies ("BOCs"); action by the Federal Communications Commission (the "FCC") or state public utility or service agencies ("PUCs") changing access rates charged by local exchange carriers ("LECs") and making other related changes to access and interconnection policies, certain of which could have adverse consequences for the Company; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; and various legislative and regulatory proceedings that would result in new local exchange competition.

         On February 8, 1996, President Clinton signed legislation, known as the Telecommunications Act of 1996, that: permits, without limitation, the BOCs to provide domestic and international long distance services to customers located outside of the BOC's home regions; permits a petitioning BOC to provide domestic and international long distance service to customers within its home regions upon a finding by the FCC that a petitioning BOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; and removes existing barriers to entry into local service markets. Additionally there are significant changes in: the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; procedures to revise universal service standards; and penalties for unauthorized switching of customers. The FCC has instituted proceedings addressing the implementation of this legislation.

         On August 8, 1996 the FCC released its First Report and Order in the Matter of Implementation of the Local Competition Provisions in the Telecommunications Act of 1996 (the "Order"). In that Order, the FCC established nationwide rules designed to encourage new entrants to participate in the local service markets through interconnection with the incumbent local exchange carriers ("ILEC"), resale of the ILEC's retail services and unbundled network elements. These rules set the groundwork for the statutory criteria governing BOC entry into the long distance market. The Company cannot predict the effect such legislation or the implementing regulations will have on the Company or the industry.

         On August 1, 1996, the FCC announced its intention to conduct a proceeding in the Fall of 1996 leading to the reform of access charges. Such charges are a principal component of the Company's line cost expense. The Company cannot predict whether or not the result of such a proceeding will have a material impact upon the Company.

         The Company will need to comply with the applicable laws and obtain the approval of the regulatory authority of each country in which it provides or proposes to provide telecommunications services. The laws and regulatory requirements vary from country to country. Some countries have substantially deregulated various communications services, while other countries have maintained strict regulatory regimes. The application procedure can be time-consuming and costly, and terms of licenses vary for different countries.

         Transmissions from earth stations to satellites, transmissions from microwave and other transmitters, reception from international satellites, and transmission of international traffic by any means, including operator assisted long distance service, satellite and undersea cable, must be pursuant to license or other authorizations issued by the FCC. The Company, or an affiliate of the Company, has operating authority or has made other arrangements to transmit and/or receive signals from all locations where it currently offers satellite transmission and/or reception service.

         Although the Company has never had a license application denied by the FCC, there can be no assurance that the Company will receive all authorizations or licenses necessary for new communications services or that delays in the licensing process will not adversely affect the Company's business. Domestic radio licenses issued by the FCC are for limited periods not to exceed 10 years. The Company must seek renewal of such licenses prior to their expiration. The Company knows of no facts that would result in the denial of any such renewals. The Company monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. The Company believes that it is in compliance with such regulations. However, there can be no assurance that any such discharge, disposal or emission might not expose the Company to claims or actions that could have a material adverse effect on the Company's consolidated results of operations or financial position. See Item 1 - "Business -- Regulation" contained in the 1995 Form 10-K which is hereby incorporated herein by reference.


Competition Risks

         The Company faces intense competition in providing long distance telecommunications services. Domestically, the Company competes for interLATA and intraLATA services with AT&T, MCI, Sprint, the LEC's and other national and regional IXCs, where permissible; and with respect to operator service, with AT&T and other operator service providers. Internationally, the Company competes for services with other IXCs, including AT&T, MCI and Sprint. Certain of these companies have substantially greater market share and financial resources than the Company, and some of them are the source of communications capacity used by the Company to provide its own services.

         The Company expects to encounter continued competition from major domestic and international communications companies, including AT&T, MCI and Sprint. In addition, the Company may be subject to additional competition due to the enactment of the Telecommunications Act of 1996, the development of new technologies and increased availability of domestic and international transmission capacity.

         For example, even though fiber-optic networks, such as that of the Company, are now widely used for long distance transmission, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and fiber optic transmission capacity for services similar to those provided by the Company. The Company cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. See Item 1 - "Business -- Competition" contained in the 1995 Form 10-K which is hereby incorporated herein by reference.

Anti-Takeover Provisions

         The Amended and Restated Articles of Incorporation of the Company contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing Board of Directors or unless certain minimum price, procedural and other requirements are met; and (b) restricting aggregate beneficial ownership of the capital stock of the Company by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption. In addition, the Bylaws of the Company (a) contain requirements regarding advance notice of nomination of directors by shareholders, and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions may have an "anti-takeover" effect. See "Information Regarding Resurgens -- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," "Proposals No. 1 and 2 - The Proposed Mergers -- Special Redemption Provisions" contained in the 1993 Joint Proxy Statement/Prospectus, which are hereby incorporated herein by reference.


                               RECENT DEVELOPMENTS

         In the second quarter of 1996, the Company incurred non-cash charges related to a write-down in the carrying value of certain assets including goodwill and equipment. Because of events resulting from the passage of the Telecommunications Act of 1996, and changes in circumstances impacting certain non-core operations, management estimates of the Company's fair value of operating assets within its core and non-core businesses resulted in a non-cash charge of $344 million after tax or $.88 per share. On a pretax basis, the write-down was $402 million and included $139 million for network facilities and $263 million for non-core businesses, primarily operator services goodwill.

         On June 28, 1996, WorldCom replaced its then existing $3.41 billion credit facilities (the "Previous Facilities") with a new $3.75 billion revolving credit facility (previously defined as the "Credit Facility"). Borrowings under the Credit Facility were used to refinance the Previous Facilities and will be used to finance capital expenditures and provide additional working capital. As a result of the refinancing WorldCom recorded an extraordinary charge of $4.2 million, net of $2.7 million in taxes, related to the charge-off of the unamortized portion of costs associated with the refinanced debt.

         The Credit Facility has a five-year term and bears interest, payable quarterly, at variable rates selected by the Company under the terms of the Credit Facility including a Base Rate or the London Interbank Offering Rate ("LIBOR") plus applicable margin. The applicable margin for LIBOR rate borrowings varies from 0.35% to 0.875% from time to time based upon the lower of a specified financial test. The Credit Facility is unsecured and requires compliance with certain financial and other operating covenants which limit, among other things, the incurrence of additional indebtedness by the Company and restricts the payment of cash dividends to the Company's shareholders. The Credit Facility is also subject to an annual commitment fee not to exceed 0.25% of any unborrowed portion of the Credit Facility.

                                   THE COMPANY

         The Company is one of the four largest long distance telecommunications companies in the United States, based on 1994 revenues. The Company provides long distance telecommunications services to business, consumer and other carrier customers through its network of fiber optic cables, digital microwave and fixed and transportable satellite earth stations, with service to points throughout the nation and the world. The products and services provided by the Company include: switched and dedicated long distance products, 800 services, calling cards, operator services, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced facsimile and data connections, television and radio transmission and mobile satellite communications.

         The Company was organized in 1983. Its operations have grown as a result of management's emphasis on a four-point growth strategy, which includes internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third-tier long distance carriers with larger market shares, and international expansion. On September 15, 1993, a three-way merger occurred whereby (i) Metromedia Communications Corporation ("MCC") merged with and into Resurgens, and (ii) LDDS Communications, Inc., a Tennessee corporation ("LDDS-TN"), merged with and into Resurgens (the "Prior Mergers").

         At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existences of LDDS-TN and MCC terminated. For accounting purposes, however, LDDS-TN was the survivor because the former shareholders of LDDS-TN acquired majority ownership of the Company. At the annual meeting of shareholders held May 25, 1995, shareholders of LDDS Communications, Inc. voted to change the name of the Company to WorldCom, Inc., effective immediately.

         The Company's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702 and its telephone number is
(601) 360-8600.


                               SELLING SHAREHOLDER

         The Shares were issued to the Selling Shareholder pursuant to the exercise of certain stock options which were granted to an affiliate of the Selling Shareholder in connection with an agreement with such affiliate to provide certain marketing and promotional services. The Selling Shareholder is not an affiliate of the Company, and presently owns beneficially less than one percent of the outstanding Common Stock. The Selling Shareholder does not beneficially own any other shares of Common Stock, but has an option to acquire 1,800,000 additional shares, which option is not presently exercisable and will not be exercisable within the next 60 days. The Selling Shareholder has sole voting and investment power with respect to the Shares.


                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be sold by the Selling Shareholder or by pledgees, donees, transferees or other successors in interest (collectively with the Selling Shareholder, the "Sellers") acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

         The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on The Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         The Company is bearing all of the costs relating to the registration of the Shares (other than fees and expenses of counsel for the Selling Shareholder). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Sellers.

         Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.


                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

         The consolidated statements of operations, shareholders' equity and cash flows of IDB Communications Group Inc. for the year ended December 31, 1993 and the related financial statement schedule (such financial statements and financial statement schedule have not been separately included herein or incorporated by reference) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The combined financial statements of WilTel Network Services, as of December 31, 1994 and 1993 and for the three years ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon, also incorporated by reference in the Registration Statement. Such combined financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Company in connection with the sale and distribution of the shares registered hereby*:

         SEC registration fee............................................$1,707
         Accounting fees and expenses.................................... 3,000
         Legal fees and expenses......................................... 3,000
         Miscellaneous expenses.......................................... 1,293
                                                                         ------
                  Total..................................................$9,000
- ----------

* The Selling Shareholder will pay any sales commissions or underwriting discount and fees and expenses of its counsel incurred in connection with the sale of shares registered hereunder.


Item 15.  Indemnification of Directors and Officers

         Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption, or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of the Company or any shareholder to seek an injunction or other nonmonetary relief in the event of a breach of a director's duty to the corporation and its shareholders. Additionally, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director, and does not relieve a director from liability arising from his role as an officer or in any other capacity.

         The provisions of Article Nine of the Company's Amended and Restated Articles of Incorporation are similar in all substantive respects to those contained in Section 14-2-202(b)(4) of the Georgia Code as outlined above. Article Nine further provides that the liability of directors of the Company shall be limited to the fullest extent permitted by amendments to Georgia law.

         Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees, and agents. Section 14-2-851 of the Georgia Code permits indemnification of a director of the Company for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, subject to certain limitations, civil actions brought as derivative actions by or in the right of the Company) in which he is made a party by reason of being a director of the Company and for directors who, at the request of the Company, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of the Company and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Company in a derivative action or on the basis that personal benefit was improperly received by him, the director is not entitled to indemnification by the corporation; provided that the director may be entitled to indemnification for reasonable expenses as determined by a court in accordance with the provisions of Section 14-2-854, or unless the Company's Amended and Restated Articles of Incorporation or Bylaws, or a contract or resolutions approved by the Company's shareholders pursuant to Section 14-2-856, authorizes indemnification.

         Section 14-2-852 of the Georgia Code provides that unless limited by the articles of incorporation, directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Company, are entitled to mandatory indemnification against reasonable expenses incurred in connection therewith. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the members of the board of directors not a party to such action at that time, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more directors not a party to such action at that time, (iii) by duly selected special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted.

         Section 14-2-857 of the Georgia Code provides that an officer of the Company (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Company may, as provided by the Company's Amended and Restated Articles of Incorporation, Bylaws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

         The indemnification provisions of Article X of the Company's Bylaws and Article Eleven of the Company's Amended and Restated Articles of Incorporation are consistent with the foregoing provisions of the Georgia Code. However, the Company's Amended and Restated Articles of Incorporation prohibit indemnification of a director who did not believe in good faith that his actions were in, or not contrary to, the Company's best interests. The Company's Bylaws extend the indemnification available to officers under the Georgia Code to employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

         The Selling Shareholder has agreed to indemnify the Company and any person who controls the Company against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act of 1933, as amended.


Item 16.  Exhibits

See Exhibit Index.

Item 17.  Undertakings

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the

Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on August 16, 1996.

                                        WORLDCOM, INC.

                                        By: /s/ Scott D. Sullivan
                                            ------------------------------------
                                            Scott D. Sullivan, Chief Financial
                                            Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Bernard J. Ebbers, Scott D. Sullivan and P. Bruce Borghardt, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys in fact and agents for him or her and on his or her behalf and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Name                           Title                    Date
- ------------------------------  -------------------------------  ---------------

/s/ Carl J. Aycock              Director                         August 16, 1996
- ------------------------------
Carl J. Aycock

/s/ Max E. Bobbitt              Director                         August 16, 1996
- ------------------------------
Max E. Bobbitt

              Name                           Title                    Date
- ------------------------------  -------------------------------  ---------------

/s/ Bernard J. Ebbers           Director                         August 16, 1996
- ------------------------------  President and Chief Executive
Bernard J. Ebbers               Officer (Principal Executive
                                Officer)

/s/ Francesco Galesi            Director                         August 16, 1996
- ------------------------------
Francesco Galesi

/s/ Stiles A. Kellett, Jr.      Director                         August 16, 1996
- ------------------------------
Stiles A. Kellett, Jr.

/s/ Silvia Kessel               Director                         August 16, 1996
- ------------------------------
Silvia Kessel


- ------------------------------  Director                         August __, 1996
John W. Kluge

/s/ John A. Porter              Director                         August 16, 1996
- ------------------------------
John A. Porter

/s/ Stuart Subotnick            Director                         August 16, 1996
- ------------------------------
Stuart Subotnick

/s/ Scott D. Sullivan           Director, Principal              August 16, 1996
- ------------------------------  Financial Officer and
Scott D. Sullivan               Principal Accounting Officer

/s/ Lawrence C. Tucker          Director                         August 16, 1996
- ------------------------------
Lawrence C. Tucker

/s/ Roy A. Wilkens              Director                         August 16, 1996
- ------------------------------
Roy A. Wilkens

                                 WORLDCOM, INC.
                                  EXHIBIT INDEX

Exhibit Number                           Description
- --------------  ----------------------------------------------------------------

4.1 Amended and Restated Articles of Incorporation of the Company (including preferred stock designations) as of September 15, 1993, as amended by Articles of Amendment dated May 26, 1994, and as amended by Articles of Amendment dated May 25, 1995 (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the Company for the year ended
                December 31, 1995 (File No. 0-11258))

4.2 Articles of Amendment to Amended and Restated Articles of Incorporation dated May 23, 1996 (incorporated by reference to
                Exhibit 3(ii) to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (File No. 0-11258))

4.3 Bylaws of the Company (incorporated herein by reference to Exhibit 3(ii) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 33-67340))

5.1             Opinion of William E. Anderson, Esq.

23.1            Consent of Ernst & Young LLP

23.2            Consent of Deloitte & Touche LLP

23.3            Consent of Arthur Andersen LLP

23.4            Consent of William E. Anderson, Esq. (included in Exhibit 5.1)

24.1            Power of Attorney (included in Signature Page)